Page 1 of 5 pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                       PRECISION OPTICS CORPORATION, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    740294202
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                                 (CUSIP Number)


                              Michael T. Pieniazek
                       Precision Optics Corporation, Inc.
                                22 East Broadway
                                Gardner, MA 01440
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 13, 2006
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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CUSIP No.                                                      Page 2 of 5 pages

                                  SCHEDULE 13D

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Joel R. Pitlor
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    2,233,797*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,233,797*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,233,797*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.4%**
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14   TYPE OF REPORTING PERSON

     IN
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* This amount includes 19,378 shares of Common Stock of the Issuer which may be acquired within sixty days of the date of the event requiring the filing of this
Schedule 13D upon the exercise of outstanding stock options.

** Percentage calculations are based on the number of shares of Common Stock outstanding as of June 1, 2006 as disclosed in the Issuer's Registration Statement on Form SB-2 filed with the Commission on July 25, 2006.


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                                                               Page 3 of 5 pages

Item 1. Security and Issuer.

      The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Precision Optics Corporation, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 22 East Broadway, Gardner, MA 01440.

Item 2. Identity and Background.

(a) - (f)

      This Schedule 13D is being filed by Joel R. Pitlor (the "Reporting Person") pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission (the "Commission") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      The business address of the Reporting Person is c/o Precision Optics Corporation, Inc., 22 East Broadway, Gardner, MA 01440.

      The principal occupation of the Reporting Person is President of J.R. Pitlor, a management firm that provides strategic business planning, which the Reporting Person founded. The Reporting Person has served as a director of the Issuer since 1990 and has provided consulting services to the Issuer since 1983.

      During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

      The Reporting Person used his personal funds to pay the purchase price for the securities.

Item 4. Purpose of Transaction.

      The Issuer issued 8,450,000 shares of Common Stock on April 13, 2006 to certain investors, including the Reporting Person, through a private placement (the "Private Placement"). Pursuant to that certain purchase agreement entered into by the Issuer and the Reporting Person in connection with the Private Placement (the "Purchase Agreement"), the Issuer agreed to file a registration statement on Form SB-2 with the Commission to register the disposition of the shares of Common Stock issued in the Private Placement and to keep the registration statement effective until the earlier of (i) two years after the date of the closing of the Private Placement, (ii) the date on which the shares may be resold by the purchasers without registration by reason of Rule 144(k) under the Securities Act of 1933 (the "Securities Act") or any other rule of similar effect; or (iii) such time as all shares purchased in the Private Placement have been sold. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to such agreement.


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                                                               Page 4 of 5 pages

      The information set forth in Item 3 of this Schedule 13D is hereby incorporated in this Item 4 by reference. Except as set forth in the preceding paragraph, as of the date set forth on the cover page, the Reporting Person does not have any plan or proposal that relates to or would result in the matters described in (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) - (d)

      As of the date set forth on the cover page, the Reporting Person has beneficial ownership and sole voting and dispositive power with respect to 2,233,797 shares of Common Stock of the Issuer, which includes 19,378 shares of Common Stock of the Issuer which may be acquired within sixty days of the date of the event requiring the filing of this Schedule 13D upon the exercise of outstanding stock options. No other person has the right to receive or the power to direct the receipt of dividends from , or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

      Each of the Issuer's non-employee directors, including the Reporting Person, is eligible for a grant of 10,000 options to purchase Common Stock of the Issuer to be granted at the annual meeting of the Issuer.

Item 7. Material to be Filed as Exhibits.

      Not applicable.


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                                                               Page 5 of 5 pages

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 4, 2007

                                                     /s/ Joel R. Pitlor
                                                     ---------------------------
                                                     Joel R. Pitlor